Exhibit 99.1

CANTERBURY PARK HOLDING CORPORATION ANNOUNCES

FIRST QUARTER 2020 FINANCIAL RESULTS

Shakopee, MN – March 12, 2020 – Canterbury Park Holding Corporation (“Canterbury Park” or “the Company”) (NASDAQ: CPHC) today reported financial results for the first quarter ended March 31, 2020.

($ in thousands, except per share data and percentages)

	Two Months Ended			Month Ended March 31,			Three Months Ended March 31,
	February 29, 2020	February 29, 2019	Increase	2020	2019	Decrease	2020	2019	Increase (Decrease)
Net revenue	$8,812	$7,337	20.1%	$2,137	$4,254	(49.8)%	$10,949	$11,591	(5.5)%
Adjusted EBITDA (1)	1,762	451	290.9%	(903)	265	(440.8)%	859	716	20.0%
Net income (loss)	$1,000	$(36)	2887.3%	$(745)	$93	(901.1)%	$255	$57	351.0%

Basic EPS							$0.05	$0.01	400.0%
Diluted EPS							$0.05	$0.01	400.0%

(1)	Definitions, disclosures and reconciliations of non-GAAP financial information are included later in the release.

Management Commentary

“The temporary suspension of our operations on March 16, 2020 as a result of the COVID-19 pandemic was critical to ensure the safety and well-being of our team members and guests despite the significant impact on our business,” said Randy Sampson, President and Chief Executive Officer of Canterbury Park. “The very strong operating results we generated for the first two months of the quarter demonstrate the momentum we are capable of achieving, with year-over-year revenue and Adjusted EBITDA growth in January and February 2020 exceeding internal projections. The strength of our operating results for the first two months of the year is notable because despite the suspension of operations in mid-March, which drove a full-quarter net revenue decline of 5.5%, our Adjusted EBITDA rose 20% and net income increased 351% year over year for the first quarter.

“Since we closed our operations in mid-March, we have acted quickly and prudently to preserve cash and reduce operating expenses by implementing temporary unpaid furloughs, suspending or delaying 2020 planned capital expenditures and suspending the quarterly cash dividend. We believe these actions, combined with our balance sheet that has no long-term debt and our $8 million line of credit, provide the Company with the necessary liquidity and financial flexibility to manage through this challenging operating environment, bring back our valued employees as the economy re-opens and support Canterbury Park’s long-term outlook.

“Our two recent agreements for the sale of land for the development of additional residential units at Canterbury Commons™ are expected to generate cash flow later this year that will strengthen our resources to navigate near-term challenges while marking further material progress on our long-term vision to bring additional exciting lifestyle experiences, energy and excitement to Canterbury Park through the development of vibrant residential, commercial, hospitality and retail elements. These agreements also mark further milestones in unlocking the value of our excess real estate and, when combined with the Triple Crown upscale rental apartment development which remains on track for initial occupancy in June 2020, will comprise the majority of the planned Canterbury Commons residential development.

“While the measures we have taken to respond to the COVID-19 pandemic, including a delay in the start of this year’s race meet and an anticipated shorter meet, will significantly impact our second quarter results, we will look to further build on our strategies to grow player visitation and engagement once we return to operations. One recent example of these efforts was the introduction of the first dealer-assist blackjack games in our Card Casino. While the games were operational for only a few days, early guest feedback was very favorable. These games offer a unique blackjack entertainment experience for our local market and provide us with a new way to engage with players, including potentially new players seeking a low-wager entry point to blackjack.

“The health and well-being of our employees and guests remains our primary concern. We are preparing a detailed plan of operations for the re-opening of Canterbury Park that will offer a safe environment with the highest standards and safety protocols that encompass appropriate social distancing and sanitary measures. When we are able to re-open and begin to return to normalized operations, we believe the range of growth initiatives we have for our Card Casino, pari-mutuel and hospitality operations as well as the near-term outlook for further monetization of our excess real estate will help us to regain the momentum we were generating in early 2020 and support our goal of enhancing shareholder value.”

Canterbury Commons Development Update

The Company recently announced two real estate sales agreements with developers that would add 160 additional residential units at Canterbury Commons™. Pursuant to the two purchase agreements which we expect to close in September 2020, Canterbury would sell approximately 14 acres of land for total consideration of approximately $3.5 million. The agreement with Pulte Homes of Minnesota would result in the development of 109 row homes and townhome buildings, with initial site work scheduled to begin later this year. The agreement with Lifestyle Communities, LLC would result in the development of a cooperative community featuring a 56-unit, four-story building with over 5,000 square feet of amenity spaces.

Construction on Phase One of the Triple Crown Apartments project continued in the first quarter of 2020 with the Company’s joint venture development partner, Doran Companies, continuing its pre-leasing activity for the 321-unit first building, with initial occupancy expected in June 2020. Initial groundwork for Phase Two of the project, which would add another 305 units, is expected to begin later this year.

Collectively, these three development projects would ultimately represent approximately $200 million of potential total development for more than 760 residential units as well as the majority of the residential component of the Canterbury Commons™ Master Development Plan. The Company continues to make progress with developer and partner selection for the balance of the approximately 140 acres that will comprise Canterbury Commons™, with a renewed focus on commercial development including office, retail, hotel and entertainment spaces. Canterbury expects to make additional announcements of new development partners for this phase of development in the near future.

The Company also expects road work will begin soon on the newly re-named Unbridled Avenue on the north side of Canterbury Park. We expect Unbridled Avenue to provide significantly improved access to Canterbury Park, with the construction scheduled to conclude by November 2020.

Summary of 2020 First Quarter Operating Results

The operating results for the three-month period ended March 31, 2020 presented below reflect the impact of the suspension of operations at Canterbury Park on March 16, 2020. The operating results for the three-month period ended March 31, 2019 reflect the impact of disruption and higher costs associated with the renovation of the Card Casino in that period.

For the first two months of the 2020 first quarter period, net revenue increased approximately 20% and Adjusted EBITDA rose 291% compared to the same period in 2019. While the Company anticipated favorable year-over-year comparisons for the first two months of 2020 due to the construction disruption in the Card Casino last year, actual increases in revenues and Adjusted EBITDA for the two-month period far exceeded its expectations.

Net revenues for the three months ended March 31, 2020 decreased 5.5% to $10.9 million compared to $11.6 million for the same period in 2019. Card Casino revenues decreased $339,000, or 4.3%, due to a decrease in poker and table games revenue. Pari-mutuel revenues decreased $195,000, or 13.1%, primarily due to a decrease in simulcast revenue. Food and beverage revenues decreased $234,000, or 17.3%, primarily due to a decrease in volume in the Card Room and concession stands. Other revenues increased $126,000, or 14.8%, due to an increase in space rental and other operating revenues.

Operating expenses for the three months ended March 31, 2020 were $10.8 million, a decrease of $806,000, or 6.9%, compared to operating expenses of $11.6 million for the same period in 2019. This year-over-year decrease in operating expenses reflects reductions in the majority of the Company’s operating expense line items, primarily as a result of the Company’s temporary suspension of operations on March 16, 2020. The Company also recorded a loss on disposal of assets of $113,000 in 2019, primarily due to a write-off of assets disposed of as a result of the renovation of the Card Casino.

Net income and diluted earnings per share for the three months ended March 31, 2020 were $255,000 and $0.05, respectively. Net income and diluted earnings per share for the three months ended March 31, 2019 were $57,000 and $0.01, respectively.

Adjusted EBITDA increased 20.0% to $859,000 in the 2020 first quarter compared to 2019 first quarter adjusted EBITDA of $716,000.

Given its number of employees and the nature of its primary operations, the Company does not currently qualify for any of the federal lending assistance offered by the CARES Act that was passed in late March and April 2020, including the Paycheck Protection Program or other CARES Acts small business lending programs.

Additional Financial Information

Further financial information for the first quarter ended March 31, 2020 is presented in the accompanying table. Additional information will be provided in the Company’s Form 10-Q Report that will be filed with the Securities and Exchange Commission on or about May 14, 2020.

Use of Non-GAAP Financial Measures

To supplement our financial statements, we also provide investors with information about our EBITDA and Adjusted EBITDA, each of which is a non-GAAP measure. We define EBITDA as earnings before interest, taxes, depreciation and amortization. EBITDA is not a measure of performance or liquidity calculated in accordance with generally accepted accounting principles ("GAAP"), and should not be considered an alternative to, or more meaningful than, net income as an indicator of our operating performance, or cash flows from operating activities as a measure of liquidity. We have presented EBITDA as a supplemental disclosure because it is a widely used measure of performance and basis for valuation of companies in our industry. Other companies that provide EBITDA information may calculate EBITDA differently than we do. We define Adjusted EBITDA as earnings before interest income, income tax expense, depreciation and amortization and loss from disposal of assets. We have presented Adjusted EBITDA as a supplemental disclosure because it enables investors to understand our results excluding the effect of these four items.

About Canterbury Park

Canterbury Park Holding Corporation owns and operates Canterbury Park Racetrack and Card Casino in Shakopee, Minnesota, the only thoroughbred and quarter horse racing facility in the State. The Company generally offers live racing from May to September. The Card Casino typically hosts card games 24 hours a day, seven days a week, dealing both poker and table games. The Company also conducts year-round wagering on simulcast horse racing and hosts a variety of other entertainment and special events at its Shakopee facility. The Company is redeveloping 140 acres of underutilized land surrounding the Racetrack in a project know as Canterbury Commons. The Company is pursuing several mixed-use development opportunities for this land, directly and through joint ventures. For more information about the Company, please visit www.canterburypark.com.

Cautionary Statement

From time to time, in reports filed with the Securities and Exchange Commission, in press releases, and in other communications to shareholders or the investing public, we may make forward-looking statements concerning possible or anticipated future financial performance, business activities or plans. These statements are typically preceded by the words “believes,” “expects,” “anticipates,” “intends” or similar expressions. For these forward-looking statements, we claim the protection of the safe harbor for forward-looking statements contained in federal securities laws. Shareholders and the investing public should understand that these forward-looking statements are subject to risks and uncertainties which could affect our actual results and cause actual results to differ materially from those indicated in the forward-looking statements. We report these risks and uncertainties in our Form 10-K Report to the SEC. They include, but are not limited to: any effect that the COVID-19 coronavirus pandemic and resulting precautionary measures may have on us as an entertainment venue or on the economy generally, including the fact that we temporarily suspended all card casino, simulcast, and special events operations at Canterbury Park on March 16, 2020; material fluctuations in attendance at the Racetrack; material changes in the level of wagering by patrons; any decline in interest in the unbanked card games offered in the Card Casino; competition from other venues offering unbanked card games or other forms of wagering; competition from other sports and entertainment options; increases in compensation and employee benefit costs; increases in the percentage of revenues allocated for purse fund payments; higher than expected expense related to new marketing initiatives; the impact of wagering products and technologies introduced by competitors; the general health of the gaming sector; legislative and regulatory decisions and changes; our ability to successfully develop our real estate, including our reliance on our current and future development partners; temporary disruptions or changes in access to our facilities caused by ongoing infrastructure improvements; and other factors that are beyond our ability to control or predict.

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Investor Contact:
Randy Dehmer	Richard Land, Jim Leahy
Vice President and Chief Financial Officer	JCIR
Canterbury Park Holding Corporation	212-835-8500 or cphc@jcir.com

952-233-4828 or investorrelations@canterburypark.com

- Financial tables follow -

CANTERBURY PARK HOLDING CORPORATION’S

SUMMARY OF OPERATING RESULTS

	Three months ended
	March 31,
	2020	2019
Net Operating Revenues	$10,948,959	$11,590,798
Operating Expenses	(10,807,264)	(11,613,559)
Income (Loss) from Operations	141,695	(22,761)
Non-Operating Revenues, net	163,690	63,240
Income Tax (Expense) Benefit	(50,164)	16,093
Net Income	$255,221	$56,572
Basic Net Income Per Common Share	$0.05	$0.01
Diluted Net Income Per Common Share	$0.05	$0.01

RECONCILIATION OF NET INCOME TO EBITDA AND ADJUSTED EBITDA

	Three months ended
	March 31,
	2020	2019
NET INCOME	$219,877	$56,572
Interest income, net	(163,690)	(63,240)
Income tax expense (benefit)	85,508	(16,093)
Depreciation	716,853	625,520
EBITDA	858,548	602,759
Loss on disposal of assets	-	113,437
ADJUSTED EBITDA	$858,548	$716,196